Exhibit (a)(3)

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June 5, 2007

TO:         SHAREHOLDERS OF BELLAVISTA CAPITAL, INC.

SUBJECT:    OFFER TO PURCHASE SHARES

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 750,000 Shares of common stock (the "Shares") in BELLAVISTA CAPITAL, INC. (the "Corporation") at a purchase price equal to:

                                 $2.25 per Share

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BELLAVISTA CAPITAL, INC. without the usual transaction costs associated with market sales. Reasons you may wish to sell your Units include:

      o BellaVista has decided to cancel all share redemptions for at least two more years.

      o BellaVista has decided to cancel all dividends for at least two more years.

      o Bellavista has decided to restructure its goals, employ new and unproven investment strategies, and attempt to grow the company; as a result, shareholders will not receive any income and will have to wait to see what these new plans do for shareholder value, if anything.

      o You are unlikely to have any other liquidity options anytime in the next two years (outside tender offers or private sales).

      o You can avoid proration, selling your Shares only if we purchase all of them by checking the "All or None" box on the Letter of Transmittal.

      o We are offering to purchase Shares at the same price the Corporation offered to purchase shares last fall, $2.25 per Share. This is higher than our last offer, which was at $1.75 per Share.

After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) July 9, 2007.